Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended	Year Ended December 31,
	30-Jun-17	2016	2015	2014
Fixed charges:
Interest expense	$—	$—	$159	$—
Portion of rental expense which represents interest factor	79	351	202	132
Total Fixed charges	$79	$351	$361	$132
Earnings available for fixed charges:
Pre-tax loss	$(12,663)	$(28,882)	$(13,962)	$(5,503)
Add: Fixed charges	79	351	361	132
Total Earnings available for fixed charges	$(12,584)	$(28,531)	$(13,601)	$(5,371)
Ratio of earnings to fixed charges	*	*	*	*

* - Earnings for the quarter ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014 were inadequate to cover fixed charges by $12,663, $28,882, $13,962 and $5,503, respectively.

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